SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Ads In Motion, Inc.
(Name of Issuer)

COMMON STOCK, $0.0001 Par Value Per Share
(Title of Class of Securities)

007373103
(CUSIP Number)

Ads In Motion, Inc.
159 South Street
Morristown, New Jersey 07960
(973) 984-7998
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

February 17, 2011
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Christopher Carey

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
2,744,300
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
2,744,300
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,744,300

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.01%

(14) TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Christopher Carey Advisors, LLC

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
2,744,300
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
2,744,300
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,744,300

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.01%

(14) TYPE OF REPORTING PERSON

CO

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 (“Common Stock”), of Ads In Motion, Inc., a Delaware Corporation (the “Company”).  The principal executive offices of the Company are located at 159 South Street, Morristown, New Jersey 07960.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This Statement is jointly filed by Christopher Carey and Chris Carey Advisors, LLC (“CCA” and, together with Mr. Carey, the “Reporting Persons”).
(b)	The Reporting Persons’ business address is 60 Broadway, PH12, Brooklyn, New York 11211.
(c)	Mr. Carey is a member of the Company’s board of directors. In addition, Mr. Carey is the sole member and President of CCA. The principal business of CCA is management business consulting.
(d)	During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Carey is a citizen of the United States. CCA is a New York limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 8, 2011, the Company issued 1,544,300 shares of its Common Stock and a warrant to purchase 1,200,000 shares of its Common Stock exercisable immediately at an exercise price of $0.74 per share (the “Warrant”) to CCA for services rendered by CCA.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the acquisitions of the Common Stock and Warrant described in Item 3 of this Statement was for investment purposes.

The Reporting Persons intend to review their investments in the Company on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease their respective ownership of shares of Common Stock through transactions in open market ordinary brokerage transactions, in privately negotiated transactions, by gift or other disposition. The review of investments in the Company by the Reporting Persons will depend on various factors, including the Company’s business prospects, other developments concerning the Company, alternative investment opportunities, general economic conditions, money and stock market conditions, personal or business circumstances, and any other facts and circumstances which may become known to the Reporting Persons regarding investments in the Company. At the time of filing this Statement, the Reporting Persons have no plans to acquire additional shares of Common Stock of the Company in open market ordinary brokerage transactions or in privately negotiated transactions but may engage in such transactions in the future.

As of the date of this Statement, other than Mr. Carey’s activities as a member of the Company’s Board of Directors, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or (j) any similar action to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
The aggregate number of shares of Common Stock that are beneficially owned by CCA is 2,744,300, which represents 16.01% of the outstanding shares of Common Stock.  Specifically, CCA beneficially owns and is the record holder of 1,544,300 shares of Common Stock.   CCA also beneficially owns 1,200,000 shares of Common Stock underlying the Warrant.  Mr. Carey does not directly own any shares of Common Stock or the Warrant; however, he may be deemed to be the beneficial owner of the shares of Common Stock held by CCA and the shares of Common Stock underlying the Warrant pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.  Accordingly, the aggregate number of shares of Common Stock that are beneficially owned by Mr. Carey is 2,744,300, which represents 16.01% of the outstanding shares of Common Stock.

(b)	Mr. Carey has the sole power to control the vote of, and dispose of, all of the shares of Common Stock beneficially owned by CCA.
(c)
Other than the acquisition of the shares of Common Stock as reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)	Not applicable.
(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On February 8, 2011, Mr. Carey entered into a lock-up agreement pursuant to which he agreed not to transfer any of the Company’s capital stock (or capital stock equivalents) held directly or indirectly by him for an eighteen month period commencing on February 8, 2011 (the “Lock-Up Agreement”).

The foregoing description of the terms of the Lock-Up Agreement is qualified in its entirety by reference to the provisions of the Lock-Up Agreement filed as Exhibit B to this Statement, which is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement
Exhibit B
Form of Lock-Up Agreement dated February 8, 2011 [incorporated by reference to Exhibit 10.10 of  the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2011]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2011

/s/ Christopher Carey
Christopher Carey

Chris Carey Advisors, LLC
By:	/s/ Christopher Carey
Christopher Carey

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement of Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned with the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date: February 17, 2011

/s/ Christopher Carey
Christopher Carey

Chris Carey Advisors, LLC
By:	/s/ Christopher Carey
Christopher Carey